55U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14f-1
Information Statement under Section 14(f)
of the Securities Exchange Act of 1934 and Rule 14f-1 there under

Commission File Number: 000-53086

FAMOUS PRODUCTS, INC.
(Exact name of small business issuer as specified in its charter)

Colorado	20-5566275
(State or other jurisdiction of incorporation)	(IRS Employer ID No.)

10680 Hoyt St.
Westminster, CO 80021
(Address of principal executive offices)

303 998-8602
(Issuer's Telephone Number)

Securities registered under Section 12(b) of the Exchange Act:

None
Securities registered under Section 12(g) of the Exchange Act:

Common Stock, Par Value $0.001 Per Share
(Title of Class)

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

GENERAL

We are providing this Information Statement to holders of the Common Stock, par value $0.001 per share (the "Common Stock") of Famous Products, Inc. (the "Company") as of July 2, 2010, pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.  You are receiving this information statement in connection with the expected resignation of our current Board of Directors and the appointment of two new directors to the Board, as more fully described below.

This Information Statement is being filed with the Securities and Exchange Commission (the "SEC") and mailed to the stockholders on or about July __, 2010.

CHANGE IN BOARD OF DIRECTORS

On July 2, 2010, we entered into a Share Exchange Agreement (the "Exchange Agreement") and Purchase and Sale Agreement (the “Purchase Agreement”) (the Exchange Agreement and Purchase Agreement hereinafter jointly referred to as the "DNA Agreements") by and among the Company and DNA Beverage Corporation (“DNA”), in which we have agreed to issue an aggregate of 31,250,000 shares of our Common Stock, including 31,000,000 shares in consideration for the acquisition of Grass Roots Beverage, Inc. (“Grass Roots”) and 250,000 shares in consideration for the assignment of all remaining assets, liabilities and contract rights of DNA to DNA.  In addition, to facilitate this transaction and eliminate dilution of minority shareholders, our President has agreed to voluntarily redeem an aggregate of 19,274,400 shares back to the Company.

Pursuant to the DNA Agreements, DNA will acquire a controlling number of shares of the Company.   We will acquire Grass Roots and will be assigned of all remaining assets, liabilities and contract rights of DNA.  Grass Roots will become wholly owned subsidiaries of our Company.  Upon completion of the transactions, we will adopt and continue implementing DNA’s business plans and will change our name to “DNA Brands, Inc.” Further, upon effectiveness of the DNA Agreements, our officers will resign such positions and those persons described in the “New Officers and Directors” section below will be appointed as officers of the Company.  Upon the later of effectiveness of the DNA Agreements or the expiration of the 10-day period following the filing of this Information Statement with the SEC and mailing of this Information Statement to our shareholders, our directors will resign and those persons described in the “New Officers and Directors” section below will be appointed as directors of the Company.  The effectiveness of the DNA Agreements is expected to take place on or about July __, 2010.

DNA and Grass Roots produce, market and sell a proprietary line of three carbonated blends of DNA Energy Drink®, as well as a line of meat snacks made up of two beef jerky flavors and three flavors of beef sticks.  They began selling the energy drink initially in the State of Florida in 2008 and are currently distributing products throughout 31 of 42 Florida counties as well as the Southeastern US, including Georgia, Louisiana and Mississippi.  They also distribute in California, Maryland, Indiana and Michigan and are in the process of expanding distribution into the Carolina’s.  It is intended that nationwide distribution of the DNA products will be obtained by 2011 provided the necessary financing to accomplish this objective is obtained.

No vote or other action is required by our stockholders in connection with this Information Statement or the resignation and appointment of any director.  Proxies are not being solicited.

VOTING SECURITIES AND PRINCIPAL HOLDERS

On July 2, 2010, we had 21,049,400 shares of Common Stock issued and outstanding.  Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders. The following table sets forth certain information regarding the beneficial ownership of our Common Stock as of July 2, 2010, with respect to (a) each of our directors and executive officers, (b) all of the directors and executive officers as a group, and (c) any other person known by us to beneficially own more than five percent of our Common Stock:

Name and Address	Amount and Nature of	Percent of
of Beneficial Owner	Beneficial Ownership(1)(2)	Class

John Quam	20,000,000	95.0%
10680 Hoyt Street.
Westminster, Colorado 80021

Brian Camozzi 10680 Hoyt Street Westminster, Colorado 80021	-0-	-0-

All officers and directors as a group (two persons)	20,000,000	95.0%
______________

   (1) All ownership is beneficial and of record, unless indicated otherwise.

   (2) The Beneficial owner has sole voting and investment power with respect to the shares shown.

CHANGES IN CONTROL

On July 2, 2010, we entered into the DNA Agreements.  The transactions will result in a change in management and Board of Directors and will also result in a change in the controlling members of the Company.

As discussed in "Change in Board of Directors" above and in "Directors and Officers - New Officers and Directors" below, as a result of the closing of the DNA Agreements, John Quam will resign as a director and be replaced by Darren Marks.  In addition, Mr. Marks and Melvin Leiner will assume positions as officers of our Company.

The following table sets forth certain information regarding our Common Stock expected to be beneficially owned on effectivenss of the DNA Agreements by each party known to us whom we expect to beneficially own more than 5% of our Common Stock, each party anticipated to be a newly appointed executive officer and director, and all persons anticipated to be newly appointed directors and executive officers as a group.   This table is based upon information supplied by the named parties or management of DNA.  Unless otherwise indicated in the footnotes to this table, and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Beneficial ownership also includes shares of preferred stock convertible into shares of Common Stock within 60 days of the date hereof:

Title of Class	Name and Address Of Beneficial Owner	Amount and Nature Of Beneficial Ownership	Percent Of Class

Common	DNA Beverage Corporation 508 NW 77th Street Boca Raton, Florida, 33487	31,250,000(1) (2)	95%

Common	All Officers and Directors As a Group (2 persons)	31,250,000 (1) (2)	95%
____________________
(1)	Messrs. Marks and Leiner are the current officers and directors of DNA Beverage Corporation and as such, control the disposition of these shares.
(2)
It is anticipated that we will be filing a registration statement on Form S-4 with the Securities and Exchange Commission following the effectiveness of the DNA Agreements in order to distribute the shares owed by DNA to its respective shareholders.

DIRECTORS AND OFFICERS

Upon the closing of the DNA Agreements, John Quam will resign as a director and Darren Marks will be appointed to our board.  Further, upon the closing of the DNA Agreements, our President, Secretary and Treasurer shall resign and the following persons shall be appointed as our officers: Darren Marks, Chief Executive Officer and President; Melvin Leiner Secretary, Chief Operating Officer, Chief Financial Officer and Treasurer. Upon the later of the effectiveness of the DNA Agreements and 10 days after the mailing of this Information Statement to our members and the filing of this Information Statement with the SEC, Brian Camozzi will resign as a director and Melvin Leiner will be appointed as a director.

The following discussion sets forth information regarding our current officers and directors and our proposed officers and director after the closing of the DNA Agreements.  If any proposed director listed in the table below should become unavailable for any reason, which we do not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by Mr. Marks prior to the date the new directors take office.

Each member of our Board of Directors shall serve until his successor is elected and qualified.

Current Officers and Directors

The following sets forth, as of July 2, 2010, the name, age, positions, and experience of the executive officers and directors of the Company.

Name	Age	Positions and Offices Held

John Quam	79	President, Treasurer, Director
Brian Camozzi	19	Secretary and Director

Mr. Quam has been our President, Treasurer and a Director since our inception. He is the founder and has been with us since inception in May, 2007.  Mr. Quam graduated from Kansas State University in 1950 with Engineering and Marketing Degree and also a degree in Education. He Career was primarily teaching in the Aurora Public Schools district until his retirement in 1990. Since his retiring from the education field he has concentrated his efforts working with the Civitan’s Club raising money and assisting in programs for the physically and mentally handicapped children. In 2001 John Quam was the President of the Colorado regional chapter of the Civitan’s Organization. He has devoted approximately forty hours per month to our business.

Mr. Camozzi became our Secretary and a Director in January, 2010. He is currently working as an independent consultant for King of Champions Promotions, Inc (KOC). KOC is a Colorado based extreme sports promotion and trade-show company. He is responsible for managing individual extreme sports events, from 5-6 events each year, including; managing the profit & loss, event scheduling, logistics and box office management. From June, 2009 to December, 2010 he was the assistant to the CEO of New Vision Technologies, Inc., a private high technology company, focused on data storage, and headquartered in Colorado. His primary responsibilities were business development, cash flow management oversight, and vendor relationship management. Prior to joining New Vision Technologies, Mr. Camozzi served in several high profile sports apparel and sporting goods organizations, including “Dick’s Sporting Goods” and “Finish Line”, as an account executive. Mr. Camozzi already serves as the President, Treasurer and Secretary of Fancy Face Promotions, Inc. He has devoted as much time as is necessary to carry out his responsibilities as a Director of our company.

New Officers and Directors

Upon the effectiveness of the DNA Agreements, Mr. Quam will resign as our CEO, CFO, President and Treasurer and Mr. Camozzi will resign as Secretary.  Upon the latter of effectiveness of the DNA Agreements and 10 days following the filing of this Information Statement with the SEC and mailing of this Information Statement to our members, the following persons will be elected to the offices opposite their name.

Name	Age	Positions

Darren Marks	43	CEO and President
Melvin Leiner	70	Executive VP, Secretary, Treasurer, Chief Operating Officer, Chief Financial Officer

         Darren M. Marks has been the President, Chief Executive Officer and a Director of DNA since August 2007. Prior, from May 2004 through July 2007 he was the President, CEO and a director of Grass Roots Beverage Company, Inc., Boca Raton, FL. From 2001 through April 2006 Mr. Marks served in an executive capacity for Royal Strategies and Solutions, a brokerage services company servicing primarily ethnic food companies seeking to expand distribution and is currently its Vice President and a director. He has been instrumental in the development, production and marketing of DNA’s initial product offering and has been responsible for developing all DNA’s relationships in the action sports community From 1991 to 1997, Mr. Marks served as founder and Vice President of Sims Communications, Inc., a publicly-traded NASDAQ telecommunications company, and was responsible for the creation, design and funding of a national telecommunication program for clients such as Alamo Rent-a-Car and the American Automobile Association.  He intends to devote substantially all of his time to our affairs.

         Melvin Leiner has been Executive Vice President, Secretary, Treasurer and a Director of DNA since August 2007. Prior, from May 2004 through July 2007 he held similar positions with Grass Roots Beverage Company, Inc., Boca Raton, FL. From 2001 through April 2006 Mr. Leiner served in an executive capacity for Royal Strategies and Solutions, a brokerage services company servicing primarily ethnic food companies seeking to expand distribution and is currently its President and a director. Mr. Leiner has over 35 years of entrepreneurial and management experience in developing, initiating, and operating companies in a broad range of industries including the beverage industry. He has served in an executive capacity and consultant for numerous privately held and public companies in the beverage and telecommunications industries. Mr. Leiner was also the founder, Chairman and CEO of Sims Communications, Inc., a NASDAQ-traded telecommunications company and former financial consultant with several firms specializing in new ventures. He intends to devote substantially all of his time to our affairs.

         There are no family relationships between any of our current officers and directors and the individuals who will become directors and executive officers of our Company upon the closing of the DNA Agreements.

Term of Office

Directors are elected to hold office until the next annual meeting of members and until their successors are elected and qualified.  Annual meetings of the stockholders for the selection of directors to succeed those whose terms expire are to be held at such time each year as designated by the Board of Directors.  Officers of the Company are elected by the Board of Directors, which is required to consider that subject at its first meeting after every annual meeting of stockholders.  Each officer holds his office until his successor is elected and qualified or until his earlier resignation or removal.

Director Independence

Our securities are not listed on a national securities exchange or in an inter-dealer quotation system which has requirements that directors be independent.  As a result, we have adopted the independence standards of the NYSE Euronext (formerly the American Stock Exchange) to determine the independence of our directors and those directors serving on our committees.  These standards provide that a person will be considered an independent director if he or she is not an officer of the Company and is, in the view of the Company's Board of Directors, free of any relationship that would interfere with the exercise of independent judgment.  Our Board of Directors has determined that our current directors are not independent.

With the anticipated appointment of Darren Marks to the Board, our current Board would not consider the anticipated appointee to be independent based upon his respective holdings in the Company and his positions as an officer and director of the Company.

Committees of the Board of Directors

We do not have a separately designated compensation committee, nominating committee or audit committee of the Board of Directors.  Consequently, we do not have charters for any of those committees. Since we have not and do not intend to compensate our executive officers or directors until we either raise funds or begin generating revenues, we do not believe it necessary to create a compensation committee. Our directors and officers will serve without compensation from our Company and we have not adopted any processes or procedures for the consideration and determination of executive and director compensation.  We anticipate that the Board of Directors will appoint committees after the change of control and the closing of the DNA Agreements.

Our Board of Directors performs the duties that would normally be performed by an audit committee.  We do not have an audit committee financial expert due to lack of funds.

The Board of Directors, acting in the capacity of the audit committee, received communication from the Company's independent registered public accounting firm of the matters required by Statement on Auditing Standards No. 61 in connection with the audit of the Company's financial statements for the year ended October 31, 2009.  Also, in connection with the audit of the Company's financial statements for the year ended October 31, 2009, the Board of Directors, acting in the capacity of the audit committee, received communication from the Company's independent registered public accounting firm of the independence matters required by Public Company Accounting Oversight Board Rule 3526.  The Board of Directors was allowed the opportunity to discuss both of these communications with the Company's independent registered public accounting firm, but the Board of Directors determined that there were no matters that warranted additional discussion.

Director Nominations

The Board of Directors does not have a standing nominating committee or committee performing similar functions.  The Board of Directors also does not currently have a policy for the qualification, identification, evaluation or consideration of director candidates.  The Board of Directors does not believe that a defined policy with regard to the qualification, identification, evaluation or consideration of candidates recommended by stockholders is necessary at this time due to the Company’s nominal operations and the fact that we have not received any stockholder recommendations in the past.  Director nominees are considered solely by our current directors.

After the closing of the DNA Agreements we expect the new Board of Directors would review the director nomination process and implement policies for the qualification, identification, evaluation or consideration of director candidates.

Stockholder Communications with Directors

After completion of the Share Exchange, stockholders who want to communicate with our Board may send a letter to our President at 508 NW 77th Street, Boca Raton, Florida, 33487.  The mailing envelope should contain a clear notation indicating that the enclosed letter is a "Board Communication."  The President, who also serves as a director, will review the communication.

Meetings of the Board of Directors and Stockholders

Our Board of Directors held no formal meetings during the years ended October 31, 2009 and 2008.  All proceedings of the Board of Directors were conducted by unanimous written consent.  We have not adopted any policy with regard to Board members' attendance at annual meetings of security holders.  No annual meeting of stockholders was held in 2009 or 2008, as we elected not to conduct the same in order to conserve operating capital.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Compensation

No compensation has been paid and no stock options granted to any of our officers or directors in the last three fiscal years.

Unless otherwise expressly provided by resolution adopted by the Board of Directors, no director is entitled to receive any compensation for his services as a director.  The Board of Directors may provide that the directors shall be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director.  In addition, the Board of Directors may provide that directors shall be paid their actual expenses, if any, of attendance at each meeting of the Board of Directors.  Our bylaws do not prohibit any director from serving our Company in any other capacity and receiving compensation, but the Board of Directors may by resolution provide that any director receiving compensation for his or her services to our Company in any other capacity shall not receive additional compensation for his or her services as a director.  The Board of Directors has not adopted any policy in regard to the payment of fees or other compensation to directors.

Acquired Companies Director and Officer Compensation

The new officers and directors of the Company will receive annual salaries of $125,000 per person when they assume their respective positions with our Company.

Certain Relationships and Related Transactions

The Company currently has an office located at an address maintained by the President on a rent free basis.

Conflicts of Interest

We have not adopted any policies or procedures for the review, approval, or ratification of any transaction between our Company and any executive officer, director, nominee to become a director, 10% stockholder, or family member of such persons, required to be reported under paragraph (a) of Item 404 of Regulation S-K promulgated by the SEC.

Certain Acquired Companies Relationships and Related Transactions

In May 2010 Mr. Marks converted outstanding loans made to DNA in the aggregate amount of $810,412 into 4,052,060 shares of DNA Common Stock.  Also in May 2010, Mr. Leiner converted outstanding loans made to DNA in the aggregate amount of $824,416 into 4,122,079 shares of DNA Common Stock ($0.20 per share).

COMPLIANCE WITH SECTION 16(a) OF THE
SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who own more than 10% of a registered class of our outstanding equity securities to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of our Common Stock and other equity securities. Officers, directors and greater than 10% members are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.  We have nothing to report in this regard.

LEGAL PROCEEDINGS

We are not aware of any legal proceeding in which any director or officer or any of their affiliates is a party adverse to our Company or has a material interest adverse to us.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 2, 2010	FAMOUS PRODUCTS, INC.

	By:	/s/ John Quam,
John Quam, Chief Executive Officer